EXHIBIT 99.1 Q1 MD&A 13May13

Management’s Discussion and Analysis

For the three month period ended March 31, 2013

As of May 13, 2013

TABLE OF CONTENTS

Preliminary Notes and Introduction [3]

Overview [5]

Permitting Update [5]

Vatukoula Gold Mines plc [9]

Outlook [9]

Summary of Quarterly Results [10]

Review of Financial Results [10]

Liquidity, Financial Condition and Capital Resources [11]

Outstanding Share Data [12]

Off-Balance Sheet Arrangements [12]

Transactions Between Related Parties [13]

Critical Accounting Estimates [13]

Financial Instruments [15]

Disclosure Controls and Procedures [17]

Risk Factors [17]

Dividends and Distributions Policy [26]

Additional Information [26]

PRELIMINARY NOTES AND INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”), dated May 13, 2013, focuses upon the activities, results of operations, liquidity, financial condition and capital resources of Canadian Zinc Corporation (the “Company” or “Canadian Zinc” or “CZN”) for the three months ended March 31, 2013. In order to better understand the MD&A, it should be read in conjunction with the Company’s unaudited interim consolidated financial statements and notes thereto for the three months ended March 31, 2013 and the audited consolidated financial statements and notes thereto for the years ended December 31, 2012 and 2011.

The Company’s unaudited interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

Cautionary Note Regarding Forward-Looking Statements: This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” with the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements in this MD&A include statements with respect to:

•	the Company’s planned/proposed Prairie Creek Mine operations, which includes future mine grades and recoveries;
•	expectations around the process for obtaining operating permits;
•	the receipt and timing of necessary regulatory permits and approvals, including without limitation, those expected to be issued by the Water Board;
•	the Company’s plans for further exploration at the Prairie Creek Mine and other exploration properties;
•	future cost estimates pertaining to further development of the Prairie Creek Mine and items such as long-term environmental reclamation obligations;
•	financings and the expected use of proceeds thereof;
•	the completion of financings and other transactions;
•	the outlook for future prices of zinc, lead and silver; and
•	the impact to the Company of future accounting standards and discussion of risks and uncertainties around the Company’s business.

Words such as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”, or similar expressions, are intended to identify forward-looking statements. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.

Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties which could cause actual results or events to differ materially from those reflected in the forward-looking statements, including risks relating to, among other things: mineral reserves, mineral resources (including with respect to the size, grade and recoverability of mineral resources), results of exploration, reclamation and other post-closure costs, capital costs, mine production costs, the timing of exploration, development and mining activities, and the Company’s financial condition and prospects not being consistent with the Company's expectations, changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company expects to produce; delays in obtaining, or inability to obtain, permits or approvals; litigation; legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates; technological and operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations) encountered in connection with the Company’s activities; unavailability of materials and equipment, and the sources of such items; labour relations matters, industrial disturbances or other job action; inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; changing interest and foreign exchange rates; unanticipated events related to health, safety and environmental matters, political risk, social unrest, and changes in general economic conditions or conditions in the financial markets and other matters discussed under “Risk Factors” herein and under “Management’s Discussion and Analysis for the year ended December 31, 2012 – Liquidity, Financial Condition and Capital Resources and Review of Financial Results”.

These forward-looking statements are based on certain assumptions which the Company believes are reasonable, including that current zinc, lead, silver and other commodity prices will be sustained, or will improve; the proposed development of the Company's mineral projects will be viable operationally and economically and proceed as expected; any additional financing required by the Company will be available on reasonable terms; that general business and economic conditions will not change in a materially adverse manner; and that all necessary governmental approvals for the planned exploration on the Prairie Creek Project will be obtained in a timely manner and on acceptable terms; and the Company will not experience any material accident, labour dispute or failure of plant or equipment.

The above list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statements that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and variances may be significant.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated or Inferred Resources: The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms in this MD&A, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F which may be secured from Canadian Zinc, or from the SEC’s website at http://www.sec.gov/edgar.shtml. “Inferred mineral resources” have significant uncertainty as to their existence, and as to their economic feasibility. United States investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable. It cannot be assumed that all or any part of an inferred mineral resource would ever be upgraded to a higher category. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves.

Cautionary Note: Mineral Resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that all or any part of an inferred mineral resource will ever be upgraded to a measured or indicated mineral resource or to a mineral reserve.

Additional information about the Company, including the Company’s Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.canadianzinc.com. Information is also available through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov.

Qualified Person: Alan Taylor, P.Geo., Vice President of Exploration, Chief Operating Officer and Director of the Company, who is a Non-Independent Qualified Person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), has prepared, supervised the preparation of or reviewed, the parts of this MD&A that are of a scientific or technical nature.

OVERVIEW

Canadian Zinc Corporation currently exists under the Business Corporations Act (British Columbia). The Company was incorporated in British Columbia, Canada, on December 16, 1965, under the Companies Act of British Columbia. On June 16, 2004, the Company's shareholders adopted new Articles to bring the Company's Charter documents up to date and into conformity with the new Business Corporations Act (British Columbia).

The address of the Company’s registered office is Suite 1710, 650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “CZN” and on the OTCQB under the symbol “CZICF”.

The Company's principal focus is the exploration and development of the Prairie Creek Property (the “Prairie Creek Property”, “Prairie Creek Project” or “Prairie Creek Mine”) and adjacent mill and infrastructure facilities (a zinc/lead/silver, partially developed property) located in the Northwest Territories, Canada. The primary objective of the Company is to bring the Prairie Creek Mine into production at the earliest opportunity and in pursuit of that objective to rehabilitate, upgrade and modernize the Mine, inclusive of the processing plant and related site infrastructure, and secure the necessary capital funding and operating permits.

During the first quarter of 2013 the Company made good steady progress with its applications for operating permits for the Prairie Creek Mine which continued to be processed by the Mackenzie Valley Land and Water Board and Parks Canada.

In January 2013, the Water Board issued the final Land Use Permit for the winter road connecting the Prairie Creek Mine to the Liard Highway. The Company received a Draft Water Licence and draft Land Use Permits, required for milling and mining operations at Prairie Creek, on March 15, 2013 and submitted its final comments on those drafts to the Water Board on April 19, 2013. The comments will be considered by the Water Board which is expected to finalize the Water Licence and subsequently forward it to the Minister of Aboriginal Affairs and Northern Development Canada (“AANDC”) for approval. The revised work plan timetable issued by the Water Board indicates the issue of the Water Licence in mid-2013. On April 5, 2013 the Company received a Draft Land Use Permit and Draft Water Licence from Parks Canada for that portion of the winter road which passes through the Park.

Canadian Zinc currently holds 12,573,380 shares of Vatukoula Gold Mines plc (“VGM”), which represents approximately 9.95% of the issued share capital of VGM. VGM is a UK company, listed on the AIM (part of the London Stock Exchange), which owns and operates the Vatukoula gold mine located in Fiji.

The Company is considered to be in the exploration and development stage given that its exploration properties are not yet in production and, to date, have not earned any significant revenues. The recoverability of amounts shown for exploration and evaluation assets is dependent on the existence of economically recoverable reserves, obtaining the necessary permits to operate a mine, obtaining the financing to complete development and future profitable production.

PERMITTING UPDATE

The Company's principal focus has been to advance the Prairie Creek Mine towards receiving a Class “A” Water Licence and associated Land Use Permits, (“LUP” or “Land Use Permits”) through the regulatory process established under the Mackenzie Valley Resource Management Act, that will permit the further development and subsequent mine production at Prairie Creek.

Draft Class “A” Water Licence and Land Use Permit Applications (Operations)

The permitting process of the main licences under the Mackenzie Valley Land and Water Board, (“Water Board” or “MVLWB”) initiated in June 2008, continued in January with the submittal of closing arguments from all parties and Public Hearings held in Fort Simpson and with Nahanni Butte.

The MVLWB issued an updated Work Plan on February 8, 2013, having taken into account the Post-Hearing process established for undertakings and closing statements, which indicates Board Decision on the Water Licence and LUPs in mid-May 2013 and final decision from the Minister in June-July 2013.

On March 15, 2013, the Water Board issued a Draft Type “A” Water Licence and two Draft Type “A” Land Use Permits for the operation of the Prairie Creek Mine and on March 22, 2013 issued its proposed effluent quality criteria to be included in the draft Type “A” Water Licence.

The draft Land Use Permits relate to the Prairie Creek Mine site and the winter road Transfer Facility near the Liard Highway. The Land Use Permits will authorize construction and other activities on the Prairie Creek Mine site and on the winter road Transfer Facility and contain various conditions relating to location, equipment, construction, storage, security deposit, wildlife and restoration.

This Water Licence will entitle Canadian Zinc (Licensee) to conduct mining, milling and associated activities at the Prairie Creek Mine site, dewater the underground mine for the purpose of mining, use water for processing and domestic purposes, and to dispose of waste for mining and milling, and backfill paste tailings and waste rock into the underground mine.

This Class “A” Water Licence will be issued subject to the conditions contained therein with respect to the taking of water and the depositing of waste in waters or in any place where such waste may enter any waters.

The draft Licence requires Canadian Zinc (Licensee), in conducting its activities under the Licence, to take every reasonable precaution to protect the environment and to make best efforts to consider and incorporate any scientific and Traditional Knowledge that is made available.

The draft Licence contains various conditions, usual in a licence for this type of mining operation, including conditions applying to security requirements, construction, waste management, water and wastewater management, aquatic effects monitoring, contingency plans, and closure and reclamation.

The effluent quality criteria (“EQC”) define how the discharge of water from the operating Prairie Creek Mine will be regulated. The purpose of the EQC is to ensure that site specific water quality objectives (“SSWQO”) for the receiving water of Prairie Creek are not exceeded as a result of water discharge from the Mine. The MVLWB has proposed water quality objectives based mainly on established toxicity values using ecological risk assessments, as proposed by CZN, as opposed to objectives based on reference conditions.

In regulating the water discharge from the Mine, the Board has proposed to initially regulate discharge based on fixed effluent quality limits, accompanied by a minimum ratio of discharge flow to creek flow, which would apply until the Company demonstrates the reliability of its proposed variable load-based strategy, and the need for it. Both the draft fixed EQC and the variable load-based approach are contained in the draft Licence, along with a process for converting to the variable load-based approach.

The Water Board circulated the draft Water Licence, Effluent Quality Criteria and draft Land Use Permits to the government agencies and departments and to interested parties and received all comments by April 12, 2013. Canadian Zinc responded to the Water Board with its own comments on April 19, 2013. All comments received will be used in the evaluation of the final licence and permit conditions. The revised draft Licence and draft Land Use Permits will then be submitted to a meeting of the Water Board for formal approval. Following approval by the Water Board, the Water Licence will be sent to the federal Minister of AANDC for approval.

Copies of the draft Licence and draft Land Use Permits and information on all regulatory correspondence and documents are posted on the MVLWB website public registry at: http://www.mvlwb.ca/mv/registry.aspx under the various CZN permit application numbers.

Road Land Use Permits (Operations)

On January 10, 2013, a Land Use Permit (LUP MV2012F007) was issued for a period of five years commencing, and permits the construction, maintenance, operation and use of the winter road connecting the Prairie Creek Mine to the Liard Highway. This permit allows the outbound transportation of the zinc and lead concentrates to be produced at the mine and the inbound transportation of fuel and other supplies during the actual operation of the Prairie Creek Mine. The newly issued road permit incorporates realignment of the original route which will improve access and further reduce potential environmental impact.

At the same time the Water Board also issued a Type “B” Water Licence (MV2012L1-0005), valid for a period of seven years commencing January 10, 2013, which permits the limited use of water and disposal of waste for road construction, maintenance, and operational activities.

This Land Use Permit and Water Licence apply to the portion of the winter road which is under the jurisdiction of the Water Board (Crown Land); in particular, 17 kilometres of road from the mine site to the point where the road enters Nahanni National Park Reserve (“NNPR”) and 80 kilometres of road from the eastern boundary of the Park to the Liard Highway.

Canadian Zinc currently holds a valid Land Use Permit (LUP MV2003F0008) and a Type “B” Water Licence for the original winter road route, both on Crown land and within the NNPR, for the purpose of rehabilitation, site clean-up and supply and which may be utilized to support the on-going exploration and development of the Prairie Creek Project. The newly granted permits upgrade the use and permitted activities in support of the actual operation of the Prairie Creek Mine.

Parks Canada Permits and Licences

Land use permits and water licences relating to the road that connects the Prairie Creek Mine to the Liard Highway, part of which passes over Crown land and part through the expanded NNPR, are multi-jurisdictional and the Company applied to both the Water Board and Parks Canada for these road related permits and licences.

The Company has made separate applications to Parks Canada for a new LUP and water licence for the re-aligned route of the road within the Park. On April 5, 2013 Parks Canada posted a Draft Land Use Permit (Parks 2012_L001) and Draft Water Licence (Parks2012_W001) requesting comments from the Interveners by May 13, 2013.

Diamond Drill Land Use Permit (Exploration)

On April 25, 2013, Canadian Zinc received Land Use Permit (LUP MC2013C0002) which will enable the company to complete further surface exploration diamond drilling throughout the Prairie Creek Property. The LUP is valid for a five year period until April 25, 2018.

Prairie Creek Site Engineering Studies

While the Prairie Creek Mine site remained closed for the winter season SNC-Lavalin Inc., continued with engineering studies including detailed process design within the mill complex including electrical, piping, civil, mechanical and structural design. Further site design was completed and advancing access road details which included alignment studies, crossing structures, geotechnical, transfer facility designs and construction planning. Preliminary packages were prepared for request for quotes on long-lead items. With the continued long permitting time, SNC-Lavalin’s engineering and procurement activity was tapered back to minimum by end of this quarter.

South Tally Pond 2013 Diamond Drill Program

A total of 11 drillholes (3,370 metres), including two drillhole extensions, were completed at the Lemarchant deposit on the Company’s South Tally Pond VMS project in Central Newfoundland. Highlights of the drill program include:

•	New massive sulphide mineralization discovered 250 metres to the northwest of the Lemarchant deposit in drillholes LM13-73 and LM13-74 (see news release dated February 27, 2013);

•	Significant massive sulphide mineralization intersected in drillhole LM13-79 which extends the Lemarchant deposit mineralization 35 metres up-dip; and

•	Three drillholes testing the south extension to the Lemarchant deposit intersected favourable felsic volcanic stratigraphy with locally anomalous base metal mineralization.

The winter drilling program commenced January 15, 2013 and ended in late March with the arrival of spring “break-up” conditions.

Significant Assay Results from South Tally Pond 2013 Winter Drill Program

Drillhole	Section	From (m)	To (m)	Interval (m)	Copper (%)	Lead (%)	Zinc (%)	Silver (g/t)	Gold (g/t)
LM13-73	106+00N	302.8	317.4	14.6	0.27	0.81	2.54	30.27	0.65
		328.0	350.2	22.2	0.75	1.48	5.82	65.41	1.63
	includes	328.0	331.0	3.0	1.78	3.42	6.48	175.73	2.01
		331.0	347.5	16.5	0.24	1.19	2.13	41.49	1.20
		347.5	350.2	2.7	2.71	1.12	27.60	89.01	3.80
LM13-74	106+00N	296.25	301.8	5.55	0.75	1.01	5.33	44.72	0.26
		301.8	313.0	11.2	0.08	0.19	0.64	14.55	1.29
		321.12	325.68	4.56	0.19	0.68	1.18	70.34	0.59
		328.51	334.08	5.57	0.23	1.33	4.11	63.40	0.64
		347.0	352.0	5.0	0.57	0.09	4.01	9.32	0.25
LM13-78	100+00N	171.0	178.6	7.6	0.18	0.01	0.79	2.41	0.05
LM13-79	101+25N	184.4	195.8	11.4	0.55	1.35	5.14	58.86	0.22
	includes	184.4	187.0	2.6	1.08	5.17	13.96	197.23	0.42
LM13-80	101+50N	210.8	215.0	4.2	0.39	0.07	1.50	2.17	0.04
		228.3	229.3	1.0	1.16	-	0.04	16.7	0.23
		233.8	260.7	26.9	0.14	0.03	0.80	1.21	0.06
		268.7	272.0	3.3	0.06	0.24	1.54	4.37	0.11
•	Drillhole intervals are core length and interpreted to be near true width.
•	No significant assays in drillholes LM08-27E, LM13-76, LM13-77, LM08-52E and LM13-81.

Drillholes LM13-76, 77 and 78 tested the south extension to the Lemarchant deposit. The drilling intersected favourable felsic volcanic stratigraphy with locally anomalous base metal mineralization below the overlying mafic volcanic rocks.

Drillholes LM13-79 and 80 tested the up-dip extension to the Lemarchant deposit. Drillhole LM13-79 intersected massive sulphide mineralization 35 metres up-dip of a 2011 drillhole (LM11-72) which intersected 0.47% Cu, 0.48% Pb, 5.02% Zn and 12.82 g/t Ag over 3.7 metres. The new drillhole, LM13-79 intersected a thicker, higher grade interval of mineralization grading 0.55% Cu, 1.35% Pb, 5.14% Zn, 58.86 g/t Ag and 0.22 g/t Au over 11.4 metres.

Drillhole LM08-52E was designed to test the down-dip extension of the Lemarchant main zone mineralization within the fault displaced lower felsic block stratigraphy. The 251 metres extension to the 2008 drillhole (from 319-570 metres) remained in “hangingwall” mafic volcanic rocks that are interpreted to overly the lower felsic block stratigraphy.

Drillhole LM13-81 was an initial test of the north target area, a magnetic high anomaly similar to that occurring over the Lemarchant main zone deposit. The near vertical 455 metre drillhole remained in mafic volcanic rock over its entire length.

The Company is incorporating the new data into a revised model and planning for a follow-up drill program later in the year. The future drilling will continue to target the expansion of the Lemarchant deposit.

Canadian Zinc and its 100%-owned subsidiary Paragon Minerals Corporation would like to recognize the Government of Newfoundland and Labrador for its continued support of the South Tally Pond project through a financial contribution from Newfoundland’s Junior Exploration Assistance Program.

VATUKOULA GOLD MINES PLC

Canadian Zinc currently holds 12,573,380 shares of Vatukoula Gold Mines plc, which represents approximately 9.95% of the issued share capital. VGM is a UK company, listed on AIM (part of the London Stock Exchange), which owns and operates the Vatukoula Gold Mine in Fiji. Operating for over 75 years, the mine has produced in excess of seven million ounces of gold.

VGM shares are classified as marketable securities which are recorded at their fair market value on the date of acquisition. The carrying value of the securities is adjusted at each subsequent reporting period to the then fair value (based upon the closing market bid price and the Bank of Canada quoted exchange rate) with the resulting unrealized gains or losses included in comprehensive income or loss for the period.

Canadian Zinc recorded a mark-to-market loss on its investment in Vatukoula Gold Mines during the three month period ended March 31, 2013 of $2.3 million compared to a loss during the comparable period of $1.5 million. At March 31, 2013, the Company’s investment in VGM had a market value of $2.67 million. The market value of the Company’s investment in VGM at May 09, 2013, was $1.47 million. The outlook for this investment is dependent on the ongoing performance of VGM.

For further information on VGM refer to the company’s website www.vgmplc.com

OUTLOOK

Canadian Zinc’s continued focus for 2013 will be to advance the Prairie Creek permit applications through the final regulatory phase to the issue of permits for construction and subsequent production.

Working with industry consultants and experts, the Company plans to advance the development of the Prairie Creek Project, subject to adequate financing. Further site and geo-technical work is being contemplated and engineering and some procurement activities will continue this year. Site programs at Prairie Creek will include final assessment of all refurbishment work needed on the mill structure and preparation for opening the winter road.

The Company is currently planning to carry out pre-mine development site preparation and further optimization during 2013, subject to adequate financing, along with considering procurement of equipment and supplies. Consideration also will be given to open the road for potential delivery of supplies and equipment in the first quarter of 2014 depending on permitting and financing.

The Company is also planning for a follow-up drill program targeting the expansion of the Lemarchant deposit at South Tally Pond later in the year.

At March 31, 2013, the Company had working capital of $4.7 million and, subject to adequate financing, expects it will be able to meet current commitments and continue its planned 2013 programs.

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SUMMARY OF QUARTERLY RESULTS

(Unaudited)			Net Loss per
Quarter ended	Investment Income	Net Loss	Common Share – basic and diluted
March 31, 2013	$ 12	$ (4,673))	$ (0.03))
December 31, 2012	22	(7,294))	(0.05))
September 30, 2012	44	(621))	-
June 30, 2012	50	(9,423))	(0.06))
March 31, 2012	48	(2,532))	(0.02))
December 31, 2011	4	(3,518))	(0.03))
September 30, 2011	9	(5,293))	(0.04))
June 30, 2011	16	(10,307))	(0.08))
All quarterly results prepared in accordance with IFRS	(thousands of Canadian dollars except per share amounts)

The Company’s investment income increased in the first two quarters of 2012 as the cash, cash equivalents and short-term investments increased due to equity financings completed in late 2011 and early 2012 but decreased over all other quarters as the Company funded its operating activities. In addition, the rate of return for such investments has remained significantly low for all eight quarters.

The net loss in all quarters is largely made up of two items; the increase or decrease in the fair market value of the Company’s investment in VGM and exploration and evaluation costs at the Company’s Prairie Creek Mine site. In the third quarter of 2012, the loss was primarily affected by a gain in the fair market value of the Company’s investment in VGM, while in all other quarters the net loss was primarily affected by a loss in the fair market value of the Company’s investment in VGM. All quarters were significantly affected by the Company’s exploration and evaluation costs which, in accordance with the Company’s accounting policy, are expensed as incurred.

REVIEW OF FINANCIAL RESULTS

This review of the results of operations should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three month period ended March 31, 2013 and other public disclosure documents of the Company.

For the three month period ended March 31, 2013, the Company reported a net loss and comprehensive loss of $4,673,000 compared to a net loss and comprehensive loss of $2,532,000 for the three month period ended March 31, 2012. The net loss in the three month period ended March 31, 2013 included a loss of $2,319,000 on the Company’s marketable securities compared to loss of $1,509,000 for the comparative period. Excluding the loss on the marketable securities, the Company recorded a loss of $2,354,000 for the three month period ended March 31, 2013 compared to a loss of $1,023,000 the previous three month period.

Exploration and Evaluation Costs

For the three month period ended March 31, 2013, the Company expensed $1,445,000 on its exploration and evaluation programs at Prairie Creek compared to $607,000 for the three month period ended March 31, 2012. For the three month period ended March 31, 2013, the Company also expensed $322,000 on its exploration and evaluation programs at South Tally Pond compared to $nil for the comparative period. Details of the exploration and evaluation costs are shown in Note 12 to the unaudited interim consolidated financial statements for the three month period ended March 31, 2013.

The overall increase in expenditures at the Prairie Creek Mine site was mainly due to continuing with various mine planning activities working with various consultants, including SNC-Lavalin, in the amount of $1,058,000 compared to $167,000 in the comparative period.

The process for obtaining operating permits in the Mackenzie Valley in general and relating to the Prairie Creek Mine in particular, has been marked by long delays and this extended process is expected to continue. As described in this MD&A the Company considers that it has made continued progress in this process and specifically in the quarter ended March 31, 2013. The Company intends to continue to work through the process for obtaining operating permits in 2013 and expects that there will continue to be significant costs associated with the process. Given the open-ended nature of the permitting process, the Company is not able to provide, with any reasonable assurance, an estimate as to the total costs for obtaining operating permits. Although confirmation of mineral reserves occurred in 2012, receipt of permits to commence mining operations and the securing of necessary financing has not yet occurred and therefore the Company continues to expense exploration and evaluation costs.

Revenue and Investment Income

The Company does not generate any cash flows from operations. To date the Company has not earned any significant revenues other than interest and related investment income. Investment income for the three month period ended March 31, 2013 was $12,000 versus $48,000 for the comparative period. The decrease is attributable to the overall decrease in amounts available for investment during the comparative periods.

Administrative Expenses

Administrative expenses (excluding share-based compensation and depreciation) of $539,000 for the three month period ended March 31, 2013 increased when compared to $441,000 for the three month period ended March 31, 2012.

Other Income (Expenses)

Share-based compensation was $46,000 for the three month period ended March 31, 2013 versus $24,000 for the comparative period due to a higher amount of stock options vesting throughout the current period. The share-based compensation expense value was calculated using the Black-Scholes valuation method with assumptions as described in the ”Critical Accounting Estimates” section to this MD&A.

The Company reported a loss on marketable securities of $2,319,000 for the three month period ended March 31, 2013 versus a loss of $1,509,000 for the comparative period. The loss arose as a result of the change in quoted prices of the Company’s investment in Vatukoula Gold Mines. All the Company’s marketable securities have been designated as fair value through profit or loss by the Company. The total loss recorded on marketable securities for the three month period ended March 31, 2013 is based upon the closing market bid price of the shares at March 31, 2013.

Tax Deduction Recovery

During the three month period ended March 31, 2013, the Company recognized a tax deduction recovery of $nil versus $17,000 for the comparative period. The Company recognized all tax deduction recoveries last year in respect of flow-through shares.

LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES

At March 31, 2013, the Company had a positive working capital balance of $4,670,000 including cash and cash equivalents of $25,000, short term investments of $2,282,000 and marketable securities of $2,665,000 (for a total of $4,972,000). At December 31, 2012, the Company had cash and cash equivalents of $224,000, short term investments of $5,458,000, marketable securities of $4,984,000, and a positive working capital balance of $9,042,000.

The Company’s short term investments at March 31, 2013, consist primarily of Guaranteed Investment Certificates; the Company does not hold, and has never held, any asset-backed commercial paper. The Company’s accounts payable and accrued and other liabilities at March 31, 2013 were $937,000 compared to $1,988,000 as at December 31, 2012.

Cash inflows from financing activities totaled $nil for the three month period ended March 31, 2013 versus $8,229,000 for the comparative period, due to the Company’s financing activities at the beginning of 2012.

Canadian Zinc does not generate any cash flows from operations and has no income other than investment income. The Company relies on financings to fund its working capital requirements and planned exploration, development and permitting activities.

At March 31, 2013, the Company had not achieved profitable operations, had an accumulated deficit since inception and expects to incur further losses in the development of its business. The Company’s forecasted cash requirements for the next twelve months require expenditures for corporate administration and significant expenditures on exploration and development programs. These factors indicate the existence of material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and the Company’s ability to continue is dependent on the Company raising additional financing. The Company is currently discussing financings with a number of institutions and believes that such discussions will result in the Company obtaining the financings required to fund continued exploration and development programs as well on-going corporate administration.

Additional capital will be required in order to bring the Prairie Creek Mine into production in the future. The ability to raise additional finance may be impaired, or such financing may not be available on favourable terms, due to conditions beyond the control of the Company, such as continued uncertainty in the capital markets and depressed commodity prices, or the conditions imposed upon the Company in its operating permits. This is discussed in more detail in the “Risk Factors” section in this MD&A. The SNC Preliminary Feasibility Study estimated that, depending on final design and operating permit conditions, the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will aggregate $160 million plus a contingency of $33 million for a total of $193 million. Working capital upon commencement of production is estimated in the PFS to be $34 million plus a contingency of $7 million for a total of $41 million.

The Company currently holds marketable securities in Vatukoula Gold Mines plc. The investments in VGM were acquired during 2009 and represent 100% of the total market value of CZN’s marketable securities at December 31, 2012. The Company’s ability to realize these investments (and make a gain) is dependent on the performance of the shares that have been acquired, which is not certain. At May 09, 2013 the market value of CZN’s shareholding in Vatukoula Gold Mines was $1.5 million, compared to $2.7 million at March 31, 2013.

The following table reflects the Company’s aggregate contractual commitments as of March 31, 2013:

(thousands of Canadian dollars)	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligation (1)	699	132	479	88	-
Decommissioning Liability (2)	2,961	-	-	-	2,961
Total Contractual Obligations	3,660	132	479	88	2,961

(1)	Represents obligations under operating leases for office space and equipment.
(2)	The decommissioning liability obligation represents undiscounted costs which are anticipated to be predominantly incurred at the end of the life of the Prairie Creek Mine.

The table above does not include the annual fees related to the Company’s mining leases, surface leases and mineral claims which total approximately $45,000 per annum and property taxes of approximately $30,000 per annum.

OUTSTANDING SHARE DATA

As at the date of this MD&A, the Company has 164,031,781 common shares issued and outstanding. In addition, there are outstanding stock options and warrants for a further 7,564,053 and 13,419,693 common shares respectively.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as at the date of this MD&A.

TRANSACTIONS BETWEEN RELATED PARTIES

For the three month period ended March 31, 2013, the Company incurred rent expense with a corporation with a common director of the Company in the amount of $6,000 versus $6,000 for the comparative period. These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties. At March 31, 2013, $12,000 relating to amounts owing to related parties was included in accounts payable and accrued and other liabilities (December 31, 2012 - $4,000).

For the three month period ended March 31, 2013, the Company incurred short-term employee remuneration and benefits to officers and directors in the amount of $210,000 versus $166,000 for the comparative period. For the three month period ended March 31, 2013, the Company incurred share-based compensation with officers and directors in the amount of $5,000 versus $18,000 for the comparative period.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. Actual results may differ from these estimates. The critical accounting estimates used in determining the Company’s financial results and position are listed below.

Decommissioning liability (Environmental estimates)

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of exploration and evaluation assets and property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a provision for a decommissioning liability is recognized at its present value in the period in which it is incurred, which is generally when an environmental disturbance occurs or a constructive obligation is determined. Upon initial recognition of the liability, a corresponding amount is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using the unit of production method. Following the initial recognition of a decommissioning liability, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market-based discount rate and the amount or timing of the underlying cash flows needed to settle the obligation. Changes to estimated future costs are recognized in the consolidated statement of financial position by either increasing or decreasing the decommissioning liability and the decommissioning asset.

Various assumptions are used in determining the liability including current mine plans, future retirement costs and estimates of resources. The estimates used require extensive judgment as to the nature, cost and timing of the work to be completed and may change with future changes to cost structures, environmental laws and requirements and remediation practices employed. Management evaluates the decommissioning liability estimates at the end of each reporting period to determine whether the estimates continue to be appropriate.

As at March 31, 2013, the Company estimated that the total undiscounted cash flows required to settle the reclamation and remediation obligations at the Prairie Creek Property are $2,961,000 (December 31, 2012 - $2,961,000), mostly to be incurred at the end of the life of the mine. These cash flows have been determined to have a present value of $2,134,000 (December 31, 2012 - $2,148,000) discounted at 2.35% per annum (December 31, 2012 – 2.26%). It is assumed the settlement of the obligations will occur through to 2029.

Share-based compensation

Share-based compensation expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”). Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the option expense including the predicted future volatility of the stock price, the risk free interest rate, dividend yield, and the expected life of the options. Management has used the following assumptions for its Black-Scholes calculations:

	Three months ended March 31, 2013	Year ended December 31, 2012 (2)
Dividend Yield	-	0%
Risk free interest rate	-	1.2%
Expected life	-	2.6 to 3.5 years
Expected volatility (1)	-	71.4% to 73.1%
Weighted average grant date fair value	-	$ 0.22
Forfeiture rate	-	2%
(1) Determined based on historical volatility of the Company.	(2) Excludes stock options converted upon Paragon acquisition.

Any change in the assumptions used could have a material impact on the fair value of the share-based compensation value. In addition, the Black-Scholes option pricing model was developed for options that have characteristics that are materially different to the Company’s stock options and for purposes other than to determine the fair value to be assigned to stock options.

Impairment of long-lived assets

The carrying value of property, plant and equipment at March 31, 2013 was $880,000 (December 31, 2012 - $911,000) and for exploration and evaluation assets was $9,030,000 (December 31, 2012 - $9,268,000).

The Company assesses at each date of the consolidated statement of financial position the carrying amounts of non-financial assets to determine whether there is an indication that those assets have suffered an impairment loss. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.

Recoverable amount is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments for the time value of money and risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of comprehensive income or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.

At March 31, 2013, management carried out an impairment assessment and determined that, notwithstanding the Company’s history of losses, and based upon best estimates available, no impairment of the carrying value of exploration and evaluation assets was indicated.

In assessing the future estimated cash flows management uses various estimates including, but not limited to estimated future operating and capital costs as well as future commodity prices and estimates based upon indicated and inferred resources. By their very nature, there can be no assurance that these estimates will actually be reflected in the future construction or operation of the Prairie Creek Mine. The ultimate recoverability of amounts deferred for exploration and evaluation assets is dependent upon, amongst other things, obtaining the necessary financing to complete the development of, and obtaining the necessary permits to operate, the Prairie Creek Mine.

FINANCIAL INSTRUMENTS

Financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held-to-maturity, available-for-sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

Financial assets classified as loans and receivables are measured at amortized cost less impairment. The Company has classified its other receivables as loans and receivables.

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through earnings. The Company has classified its cash and cash equivalents, short-term investments, marketable securities and other long-term assets as FVTPL. The Company designated its marketable securities as FVTPL upon initial recognition in accordance with an investment strategy that management uses to evaluate performance on a fair value basis.

Financial assets classified as held-to-maturity are measured at amortized cost. The Company has no financial assets classified as held-to-maturity.

Financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary. The Company has no financial assets classified as available-for-sale.

Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or classified as other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequently, they are measured at amortized cost using the effective interest method. The Company has classified its accounts payable and accrued liabilities as other financial liabilities.

Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized through the consolidated statement of comprehensive income or loss. The Company has no financial liabilities classified as FVTPL.

The following table reflects the Company’s categories of financial instruments as at the specified date:

		March 31, 2013	December 31, 2012
Cash and cash equivalents	FVTPL	$ 25	$ 224
Short-term investments	FVTPL	2,282	5,458
Marketable securities	FVTPL	2,665	4,984
Other receivables	Loans and receivables	565	222
Other long-term assets	FVTPL	739	739
Accounts payable	Other financial liabilities	(748))	(1,527))
Accrued and other liabilities	Other financial liabilities	(189))	(461))

The Company holds certain marketable securities that fluctuate in value as a result of trading on global financial markets and fluctuation in commodity prices. Based upon the Company’s holdings at March 31, 2013, a 10% increase or decrease in the market price of the securities held, ignoring any foreign currency risk which is described below, would have resulted in an increase (or decrease) to net income or loss of approximately $267,000.

Included in the loss for the three month period ended March 31, 2013, is investment income on the Company’s cash and cash equivalents and short-term investments. If interest rates had been 100 basis points (1%) lower (higher) then net income or loss would have been approximately $8,000 higher (lower). The Company does not have any debt obligations which expose it to interest rate risk.

The Company holds marketable securities denominated in U.K. pounds sterling. Based upon the marketable securities held at March 31, 2013, and assuming no changes in number of shares or stock price, for every $0.01 fluctuation in exchange rate between the Canadian dollar and U.K. pound sterling, the Company’s net income or loss would be $17,000 higher (or lower). The Company does not hold cash and cash equivalents that are denominated in any foreign currency.

The Company considers that the following financial assets are exposed to credit risk: cash and cash equivalents, short-term investments, marketable securities and other long-term assets. The total value of these items at March 31, 2013 is $5,711,000 (December 31, 2012 - $11,405,000). Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not currently generate any revenues from sales to customers nor does it hold derivative type instruments that would require a counterparty to fulfill a contractual obligation resulting in a credit risk. The Company has never held any asset-backed paper instruments. The Company seeks to place its cash and cash equivalents, short-term investments and restricted cash with reputable financial institutions. At March 31, 2013, the Company’s cash and cash equivalents, short-term investments and restricted cash were invested with five financial institutions.

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. As at March 31, 2013, the Company had positive working capital of $4,670,000 (December 31, 2012 - $9,042,000). Given positive working capital, the Company believes it will be able to meet its current commitments. The Company believes it will be successful in obtaining the financings required to complete the development of the Prairie Creek Mine site and bring the mine into production as well as to meet ongoing corporate administration costs. However, there is a risk that the Company may not be able to secure adequate funding on reasonable terms, or at all, at that future date.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislations is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filing, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

As required under National Instrument 52-109, management advises that there have been no changes in the Company’s disclosure controls and procedures that occurred during the most recent interim period, being the three months ended March 31, 2013, that have materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures.

RISK FACTORS

In conducting its business, Canadian Zinc faces a number of risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. Investors are urged to review the discussion of risk factors associated with the Company’s business as set out in the Company’s Annual Information Form dated March 19, 2013, as well as in the Company’s unaudited interim consolidated financial statements (under the headings “Nature of Operations and Going Concern”, “Significant Accounting Policies” and “Financial Instruments” and elsewhere within that document) for its most recently completed fiscal period, being the three month period ended March 31, 2013, and its other disclosure documents, all as filed on the SEDAR website at www.sedar.com.

Additional risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial may also impair the Company, and the Company's failure to successfully address any such risks and uncertainties could have a material adverse effect on its business, financial condition and/or results of operations, and the future trading price of its common shares may decline and investors may lose all or part of their investment. The risk factors outlined in this section and elsewhere in this MD&A should be carefully considered by investors when evaluating an investment in the Company.

The management of Canadian Zinc has sought to manage risks within its control using several key components:

Corporate Values: Canadian Zinc promotes its corporate values throughout the Company and has a written Code of Business Conduct and Ethics (the “Code”) that is distributed to all employees and signed by them to acknowledge receipt and compliance with the Code. A copy of the Code is available on the Company’s website and is also available at no charge upon written request.

Policies: Canadian Zinc maintains a set of corporate policies designed to provide guidelines and determine authority levels for certain transactions.

Internal Reporting: Canadian Zinc holds regularly scheduled board meetings and also provides reports, on a monthly basis, to the board of directors. The Company believes that the frequency of regular reporting and meetings, supplemented by additional meetings as needed, provides for effective and timely risk management and oversight.

Whistleblower System: Canadian Zinc has a system in place, using a third-party independent service provider, where employees or other interested stakeholders may report any potential ethical concerns. The reports can be made on a confidential basis and any concerns reported are received by the Chairman of the Audit Committee. Should a matter be reported, the audit committee has been empowered to seek assistance from any personnel it deems relevant and also external legal counsel. All employees receive a copy of the whistleblower policy upon commencing employment with Canadian Zinc and are required to acknowledge receipt thereof.

Though the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to the Company’s business, financial condition and/or operating results.

Permitting, Environmental and Other Regulatory Requirements

The operations of Canadian Zinc require licences and permits from various governmental and regulatory authorities. Canadian Zinc does not hold all necessary licences and permits under applicable laws and regulations for the operation of the Prairie Creek Mine. Canadian Zinc believes that it is presently complying in all material respects with the terms of its current licences and permits. However, such licences and permits are subject to change in various circumstances. There can be no guarantee Canadian Zinc will be able to obtain or maintain all necessary licences and permits as are required to explore and develop its properties, including the Prairie Creek Property, commence construction or operation of mining facilities or properties under exploration or development, or to obtain them within a reasonable time.

The Prairie Creek Project is located in an environmentally sensitive and remote area in the Mackenzie Mountains of the Northwest Territories, within the watershed of the South Nahanni River. The South Nahanni River is considered to be of global significance, is highly valued as a wilderness recreation river and is a designated World Heritage Site. The South Nahanni River flows through the Nahanni National Park Reserve.

The Prairie Creek Property is encircled by the newly expanded Nahanni National Park Reserve; however, an area of approximately 300 square kilometres immediately surrounding the Prairie Creek Mine is specifically excluded from the Park. In 2009 new legislation entitled “An Act to Amend the Canada National Parks Act to enlarge Nahanni National Park Reserve of Canada” was enacted, which also authorized the Minister of Environment to enter into leases, licences of occupation or easements over Nahanni Park lands for the purposes of a mining access road leading to the Prairie Creek Mine area, including the sites of storage and other facilities connected with that road. The Company will require permits from the Minister of Environment and / or the Parks Canada Agency for the purposes of accessing the Prairie Creek Mine area. There can be no guarantee Canadian Zinc will be able to obtain or maintain all necessary permits or to obtain them within a reasonable time or on acceptable terms.

The Company has experienced long delays in obtaining permits to date. The Company anticipates continuing difficulties and delays with its permitting activities and may face opposition and legal challenges from certain interests.

Canadian Zinc’s activities are subject to extensive federal, provincial, territorial and local laws and regulations governing environmental protection and employee health and safety. Canadian Zinc is required to obtain governmental permits and provide bonding requirements under federal and territorial water and mine regulations. All phases of Canadian Zinc’s operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of water and air quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner, which will require stricter standards and enforcement, increased fines and penalties for non-compliance, and more stringent environmental assessments of proposed projects. United Nations proposals for a global treaty on mercury, intended to result in reduced global emissions of mercury, may place restrictions on the production, use and international movement of mercury and mercury-containing wastes which may, if adopted, result in restrictions on shipment of concentrates or other mineral products containing by-product or trace mercury. There is no assurance that future changes in environmental laws or regulations, if any, will not adversely affect Canadian Zinc’s operations.

Environmental laws and regulations are complex and have tended to become more stringent over time. These laws are continuously evolving. Any changes in such laws, or in the environmental conditions at the Prairie Creek Property, could have a material adverse effect on Canadian Zinc’s financial condition, liquidity or results of operations. Canadian Zinc is not able to determine the impact of any future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take. The Company does not currently consider that its expenditures required to maintain ongoing environmental monitoring obligations at the Prairie Creek Property are material to the results and financial condition of the Company. However, these costs could become material in the future and would be reported in the Company’s public filings at that time.

Although Canadian Zinc makes provision for reclamation costs, it cannot be assured that such provision is adequate to discharge its obligations for these costs. As environmental protection laws and administrative policies change, Canadian Zinc will revise the estimate of its total obligations and may be obliged to make further provisions or provide further security for mine reclamation costs. The ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain. Additional discussion on the impact of reclamation costs is included in this MD&A in the section “Critical Accounting Estimates”.

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on the Prairie Creek Property the Company must obtain regulatory approval, permits and licences and there is no assurance that such approvals will be obtained. No assurance can be given that new rules and regulations will not be enacted or made, or that existing rules and regulations will not be applied, in a manner which could limit or curtail production or development.

Regulatory approvals and permits are currently, and will in the future be, required in connection with Canadian Zinc’s operations. To the extent such approvals are required and not obtained; Canadian Zinc may be curtailed or prohibited from proceeding with planned exploration or development of its mineral properties or from continuing its mining operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Canadian Zinc has been or will be at all times in complete compliance with all such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Canadian Zinc’s business, results of operations or financial condition. Environmental hazards may exist on the properties, including the Prairie Creek Property, on which Canadian Zinc holds interests which are unknown to Canadian Zinc at present and which have been caused by previous owners or operators of the properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Canadian Zinc and cause increases in exploration expenses, capital expenditures or production costs or require abandonment or delays in the development of mining properties.

The Prairie Creek Project has, on numerous occasions, experienced significant delays in obtaining permits and licences necessary for the conduct of its operations. If at any time in the future permits essential to operations are not obtained, or not obtained in a timely manner, or exemptions not granted, there is a risk that the Company will never operate a mine at the Prairie Creek Property.

Political and Legislative

Canadian Zinc conducts its operations in Canada and specifically the province of Newfoundland and Labrador and the Northwest Territories of Canada. The Mackenzie Valley in the Northwest Territories of Canada is in an area which is claimed by the Dehcho First Nations as their traditional territory. The Dehcho have not settled their land claim with the Federal Government of Canada. The Dehcho and the Federal Government both claim legal title to this territory and legal title to the land remains in dispute. The Company’s operations are potentially subject to a number of political, legislative and other risks. Canadian Zinc is not able to determine the impact of political, legislative or other risks on its business or its future financial position.

Canadian Zinc’s operations are exposed to various levels of political, legislative and other risks and uncertainties. These risks and uncertainties include, but are not limited to, cancellation, renegotiation or nullification of existing leases, claims, permits and contracts; expropriation or nationalization of property; changes in laws or regulations; changes in taxation laws or policies; royalty and tax increases or claims by governmental, Aboriginal or other entities; retroactive tax or royalty claims and changing political conditions; government mandated social expenditures; governmental regulations or policies that favour or require the awarding of contracts to local or Aboriginal contractors or require contractors to employ residents of, or purchase supplies from, a particular jurisdiction or area; or that require that an operating project have a local joint venture partner, which may require to be subsidized; and other risks arising out of sovereignty or land claims over the area in which Canadian Zinc’s operations are conducted.

The mineral exploration, mine development, and proposed mining, processing activities of Canadian Zinc, and the anticipated production, transportation and sale of mineral concentrates are subject to extensive federal, territorial, international and local laws, regulations and treaties, including various laws governing prospecting, development, production, transportation taxes, labour standards and occupational health, mine safety, toxic substances including mercury, land use, water use and other matters. Such laws and regulations are subject to change and can become more stringent and costly over time. No assurance can be given that new laws, rules and regulations will not be enacted or that existing laws, rules and regulations will not be applied in a manner which could limit or curtail exploration, development, mining, processing, production and sale of concentrates. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a substantial adverse impact on Canadian Zinc.

There was a major change to the legislative and regulatory framework and regulations in the Mackenzie Valley between 1998 and 2000. There can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on the Company’s activities and/or its financial condition. In 2007, the Federal Government announced the Northern Regulatory Improvement Initiative to improve the current regulatory regime in the north of Canada and in May 2010 announced an Action Plan to improve northern regulatory regimes, which anticipate changes to the current legislative framework and regulatory processes.

In relation to Northwest Territories specifically, a number of policy and social issues exist which increase Canadian Zinc’s political and legislative risk. The Government of Canada is facing legal and political issues, such as land claims and social issues, all of which may impact future operations. This political climate increases the risk of the Government making changes in the future to its position on issues such as mining rights and land tenure, which in turn may adversely affect Canadian Zinc’s operations. Future government actions cannot be predicted, but may impact the operation and regulation of the Prairie Creek Mine. Changes, if any, in Government policies, or shifts in local political attitude in the Northwest Territories may adversely affect Canadian Zinc’s operations or business.

On March 11, 2013, the Prime Minister of Canada announced that negotiators had reached consensus on the terms for the devolution of lands and resource management from the Government of Canada to the Government of the Northwest Territories. Devolution in the NWT will mean the transfer of decision-making and administration for land and resource management from the Government of Canada to the Government of the Northwest Territories. The territorial government will become responsible for the management of onshore lands and the issuance of rights and interests with respect to onshore minerals and oil and gas. It will also give them the power to collect and share in resource revenues generated in the territory. With the conclusion of negotiations, the Government of Canada will begin a second round of consultations to gather input from Aboriginal organizations in the NWT and other stakeholders, which will lead to a Final Devolution Agreement. The governments are working toward an effective date of April 1, 2014.

Canadian Zinc’s exploration, development and production activities may be substantially affected by factors beyond Canadian Zinc’s control, any of which could materially adversely affect Canadian Zinc’s financial position or results of operations. The occurrence of these various factors and uncertainties cannot be accurately predicted. The Company is not able to determine the impact of these risks on its business.

Financing and Going Concern

The successful development of the Company’s properties will depend upon the Company’s ability to obtain financing through private placement financing, public financing, the joint venturing of projects, bank financing or other means. There is no assurance that the Company will be successful in obtaining the required financing.

Securities of junior and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and global and market perceptions of the attractiveness of particular industries. The share price of Canadian Zinc is likely to be significantly affected by short-term changes in metal prices. Other factors unrelated to Canadian Zinc’s performance that may have an effect on the price of its shares include the following: the extent of analytical coverage available to investors concerning Canadian Zinc’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of common shares; the size of Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the common shares that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Company’s shares at any given point in time may not accurately reflect Canadian Zinc’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Canadian Zinc may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Canadian Zinc does not currently generate any cash flow from its operations and will need to generate additional financial resources in order to fund its planned exploration and development programs and its corporate administration costs. There is a risk that additional financing will not be available to the Company on a timely basis or on acceptable terms. There are no assurances that the Company will continue to be able to obtain additional financial resources and/or achieve positive cash flows or profitability. Canadian Zinc has not achieved profitable operations, has an accumulated deficit since inception and expects to incur further losses in the development of its business.  If the Company is unable to obtain adequate additional financing, the Company may be required to curtail operations and its exploration and development activities. Failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

The development and exploration of Canadian Zinc’s property will require substantial additional financing. The SNC Preliminary Feasibility Study estimated that, depending on final design and operating permit conditions, the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will aggregate $160 million plus a contingency of $33 million for a total of $193 million. Working capital upon commencement of production is estimated in the PFS to be $34 million plus a contingency of $7 million for a total of $41 million. Failure to obtain sufficient financing will result in delaying or indefinite postponement of exploration, development or production on Canadian Zinc’s property or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be favourable to Canadian Zinc.

Metal Prices and Market Sentiment

The market price of metals and minerals is volatile and cannot be controlled. Metal prices have fluctuated widely, particularly in recent years. If the price of metals and minerals should drop significantly, the economic prospects for the Prairie Creek Project could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are delineated, a profitable market may exist for the sale of products, including concentrates from that ore. Factors beyond the control of the Company may affect the marketability of any minerals discovered or concentrates produced. The marketability of minerals is affected by numerous other factors beyond the control of the Company, including quality issues, impurities, government regulations, royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted. Factors tending to affect the price of metals include:

•	The relative strength of the U.S. dollar against other currencies;
•	Government monetary and fiscal policies;
•	Expectations of the future rate of global monetary inflation and interest rates;
•	General economic conditions and the perception of risk in capital markets;
•	Political conditions including the threat of terrorism or war;
•	Speculative trading;
•	Investment and industrial demand; and
•	Global production and inventory stocks.

The effects of these factors, individually or in aggregate, on the prices of zinc, lead and/or silver is impossible to predict with accuracy. Fluctuations in metal prices may adversely affect Canadian Zinc’s financial performance and results of operations. Further, if the market price of zinc, lead and/or silver falls or remains depressed, Canadian Zinc may experience losses or asset write-downs and may curtail or suspend some or all of its exploration, development and mining activities.

Furthermore, sustained low metal prices can halt or delay the development of new and existing projects; reduce funds available for mineral exploration and may result in the recording of a write-down of mining interests due to the determination that future cash flows would not be expected to recover the carrying value.

Metal prices fluctuate widely and are affected by numerous factors beyond Canadian Zinc’s control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major mineral and metal producing countries throughout the world. Future production, if any, from Canadian Zinc’s mining properties is dependent on mineral prices that are adequate to make these properties economic. The prices of metals have fluctuated widely in recent years, and future or continued serious price declines could cause continued development of and commercial production from Canadian Zinc’s properties to be impracticable. Depending on the price of metal, cash flow from mining operations may not be sufficient and Canadian Zinc may never commence commercial production and may lose its interest in, or may be forced to sell, its properties.

In addition to adversely affecting Canadian Zinc’s reserve or resource estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. The need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Currency fluctuations may affect the costs that Canadian Zinc incurs at its operations. Zinc, lead and silver are sold throughout the world based principally on the U.S. dollar price, but operating expenses are incurred in currencies other than the U.S. dollar. Appreciation of the Canadian dollar against the U.S. dollar increases the cost of production in U.S. dollar terms at mines located in Canada.

Exploration and Evaluation

The business of exploring for minerals and mining involves a high degree of risk. There is no assurance the Company’s mineral exploration activities will be successful. Few properties that are explored are ultimately developed into producing mines. In exploring and developing its mineral deposits the Company is subjected to an array of complex economic factors and technical considerations. Unusual or unexpected formations, formation pressures, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, environmental hazards, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration and development programs. Such risks could materially adversely affect the business or the financial performance of the Company.

There is no certainty that the expenditures made by Canadian Zinc towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore. The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Canadian Zinc will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Canadian Zinc not receiving an adequate return on invested capital.

A specific risk associated with the Prairie Creek Property is its remote location. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors, which affect capital and operating costs. Unusual or infrequent weather phenomena, government or other interference in the maintenance or provision of such infrastructure could adversely affect Canadian Zinc’s operations, financial condition and results of operations.

Mining operations generally involve a high degree of risk. Canadian Zinc’s mining operations will be subject to all the hazards and risks normally encountered in the development and production of minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Mining and milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

The figures for Mineral Reserves and Mineral Resources contained in this document are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves and Mineral Resources can be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond Canadian Zinc’s control. Such estimation is a subjective process, and the accuracy of any reserve and resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. In addition, there can be no assurance that mineral or metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Inferred mineral resources do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured and indicated mineral resources as a result of continued exploration.

Fluctuation in metal prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of any such resource or reserve estimate. The volume and grade of resources mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves or Mineral Resources, or of Canadian Zinc’s ability to extract these Mineral Reserves or Mineral Resources, could have a material adverse effect on Canadian Zinc’s results of operations and financial condition.

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data which may prove to be unreliable. Future production could differ dramatically from reserve or resource estimates for many reasons including the following:

•	Mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
•	Declines in the market price of metals may render the mining of some or all of Canadian Zinc’s Mineral Reserves or Mineral Resources uneconomic;
•	Increases in operating mining costs and processing costs could adversely affect reserves or resources; and
•	The grade of reserves or resources may vary significantly from time to time and there can be no assurance that any particular level of metal may be recovered from the reserves or resources.

Any of these factors may require Canadian Zinc to reduce its Mineral Reserve or Mineral Resources estimates.

Insurance and Uninsured Risks

Canadian Zinc’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Canadian Zinc’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Canadian Zinc maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with the Company’s mining operations. Canadian Zinc may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Canadian Zinc or to other companies in the mining industry on acceptable terms. In particular, the Company is not insured for environmental liability or earthquake damage.

Canadian Zinc might also become subject to liability for pollution or other hazards which may not be insured against, or which Canadian Zinc may elect not to insure against, because of premium costs or other reasons. Losses from these events may cause Canadian Zinc to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Title Matters

Mining leases and surface leases issued to the Company by the Federal Government have been surveyed but other parties may dispute the Company’s title to its mining properties. The mining claims in which the Company has an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt. These claims have not been converted to lease, and are, accordingly, subject to regular compliance with assessment work requirements. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

While the Company has investigated its title to all its mining leases, surface leases and mining claims and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title and title may be affected by undetected defects. The validity and ownership of mining property holdings can be uncertain and may be contested. There are currently a number of pending Aboriginal or Native title or Treaty or traditional land ownership claims relating to Northwest Territories. The Company’s properties at Prairie Creek are subject to Aboriginal or Native land claims. Title insurance generally is not available, and Canadian Zinc’s ability to ensure that it has obtained secure title to individual mineral properties or mining concessions may be severely constrained. Canadian Zinc’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including Native land claims, and title may be affected by, among other things, undetected defects. No assurances can be given that there are no title defects affecting such properties.

Vatukoula Gold Mines plc

The Company has a significant interest in Vatukoula Gold Mines plc, which operates the Vatukoula Gold Mine in Fiji. Fiji has experienced political unrest and there may, at times, be challenges to foreign owned companies. In Fiji, VGM expenditures are made in Fijian dollars and revenues are in U.S. dollars. The parent company in the VGM group is based in the United Kingdom and reports in £ Sterling. The impact of foreign exchange fluctuations may have a material impact on the results of operations of VGM. As VGM is operating a working gold mine, it is exposed to risk from changes in commodity prices (notably gold) and also the price of oil on the world markets. Adverse changes in these prices could have a material impact on the operations of VGM and therefore the share price of VGM. On May 09, 2013, the value of the Company’s investment in VGM was $1.5 million.

Executives and Conflicts of Interest

Canadian Zinc is dependent on the services of key executives, including the President and Chief Executive Officer and the Vice President of Exploration and Chief Operating Officer of the Company, and a small number of other skilled and experienced executives and personnel. Due to the relatively small size of the Company, the loss of these persons or Canadian Zinc’s inability to attract and retain additional highly skilled or experienced employees may adversely affect its business and future operations.

Certain of the directors and officers of the Company also serve as directors and/or officers of, or have significant shareholdings in, other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Two directors of Canadian Zinc also serve as directors of Vatukoula Gold Mines plc. Any decision made by any of such directors and officers involving Canadian Zinc will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

To the extent that such other companies may participate in ventures in which Canadian Zinc may participate, the directors of Canadian Zinc may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for the approval of such participation or such terms.

From time to time several companies may collectively participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not Canadian Zinc will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Acquisitions

From time to time Canadian Zinc undertakes evaluations of opportunities to acquire additional mining assets and businesses. Any resultant acquisitions, such as those discussed in this MD&A, may be significant in size, may change the scale of Canadian Zinc’s business, and may expose Canadian Zinc to new geographic, political, operating financial and geological risks. Canadian Zinc’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, to acquire them on acceptable terms, and integrate their operations successfully with those of Canadian Zinc. Any acquisition would be accompanied by risks, such as a significant decline in metal prices; the ore body proving to be below expectations; the difficulty of assimilating the operation and personnel; the potential disruption of Canadian Zinc’s ongoing business; the inability of management to maximize the financial and strategic position of Canadian Zinc through the successful integration of acquired assets and businesses; the maintenance of uniform standards, control, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and business. In addition Canadian Zinc may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose Canadian Zinc to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that Canadian Zinc would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Competition

The mining industry is competitive in all of its phases. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. Canadian Zinc faces strong competition from other mining companies in connection with the acquisition of properties, mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. Many of these companies have greater financial resources, operational experience and technical capabilities than Canadian Zinc. As a result of this competition, Canadian Zinc may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Canadian Zinc’s operations and financial condition could be materially adversely affected.

Requirements of the Sarbanes-Oxley Act and Similar Canadian Regulations

Since 2007, the Company has documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”), which requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation by the Company’s independent auditors addressing internal controls over financial reporting.

Due to its size, its limited staff resources and financial constraints, the Company is exposed to certain potential deficiencies in its internal controls over financial reporting. If the Company is unable to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time; the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s inability to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its consolidated financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any inability to implement required new or improved controls, or difficulties encountered in their implementation, could impact the Company’s operating results or cause it to be unable to meet its reporting obligations. Future acquisitions (if any) may provide the Company with challenges in implementing the required processes, procedures and controls in the acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to develop, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to enhance its internal controls over financial reporting. Although the Company will be required to devote substantial time and will incur substantial costs, as necessary, in an effort to ensure ongoing compliance, the Company cannot be certain that it will be successful in continuing to comply with Section 404 of SOX.

History of Losses and No Assurance of Profitable Operations

The Company has incurred losses since inception of $86,581,000 through March 31, 2013. There can be no assurance that the Company will be able to operate profitably during future periods. If the Company is unable to operate profitably during future periods, and is not successful in obtaining additional financing, the Company could be forced to cease its exploration and evaluation plans as a result of lacking sufficient cash resources.

Shareholder Dilution

As of March 31, 2013, there were 164,031,781 common shares outstanding. As of March 31, 2013, the Company had 7,564,053 share purchase options and 13,419,693 warrants outstanding allowing the holders to purchase 20,983,746 common shares. Directors and officers of the Company hold 5,100,000 of these share purchase options, contractors and employees of the Company hold 2,464,053 share purchase options and third-party entities hold 13,419,693 share purchase warrants. As of May 10, 2013, there were 164,031,781 common shares outstanding and the Company had 7,564,053 share purchase options and 13,419,693 warrants outstanding allowing the holders to purchase 20,983,746 common shares. The exercise of all of the existing share purchase options and warrants would result in percentage ownership dilution to the existing shareholders.

Potential Future Equity Financings

The Company has used equity financing in order to meet its needs for capital and may engage in equity financings during future periods. Subsequent issuances of equity securities or securities convertible into or exchangeable or exercisable for equity securities would result in further percentage ownership dilution to existing shareholders and could depress the price of the Company’s shares.

DIVIDENDS AND DISTRIBUTIONS POLICY

No dividends have been paid by the Company to date. The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business and the Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under equity compensation plans, is contained in the Company's information circular for its most recent Annual Meeting of Shareholders that involved the election of directors, which may be found on SEDAR at www.sedar.com.

Additional financial information is contained in the Company’s Audited Consolidated Financial Statements and Management’s Discussion and Analysis for its most recently completed financial year which may be found on SEDAR at www.sedar.com.